

News Release

Sun Life

Sun Life announces offering of Subordinated Unsecured Debentures

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES./

TORONTO, ON – (June 16, 2026) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") announced today that it intends to issue in Canada $750 million principal amount of Series 2026-1 Subordinated Unsecured 4.21% Fixed/Floating Debentures due 2038 (the "Debentures"). The offering is expected to close on June 19, 2026. The net proceeds will be used for general corporate purposes, which may include investments in subsidiaries, repayment of indebtedness and other strategic investments.

Details of the offering will be set out in a pricing supplement that the Company intends to issue pursuant to its short form base shelf prospectus and its prospectus supplement, each dated March 17, 2025, all of which are or will be available on the SEDAR+ profile for Sun Life Financial Inc. at www.sedarplus.ca. The Debentures will be sold on a reasonable best efforts agency basis by a syndicate led by CIBC Capital Markets, RBC Capital Markets and TD Securities, as co-leads. The proceeds from this offering are expected to qualify for Tier 2 capital.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Forward-Looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include statements (i) regarding the offering, including the closing and use of proceeds of the offering; (ii) that are predictive in nature or that depend upon or refer to future events or conditions; and (iii) that include words such as "intends", "expects", "will" and similar expressions. The forward-looking statements in this news release are stated as at June 16, 2026, represent the Company's current expectations, estimates and projections regarding future events and are not historical facts. These statements are not a guarantee of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Some of these assumptions and risks and uncertainties are described further in the Company's management's discussion and analysis for the year ended December 31, 2025 under the headings "Forward-looking Statements" and "Risk Management", in the risk factors set out in the Company's annual information form for the year ended December 31, 2025 under the heading "Risk Factors" and in the Company's interim management's discussion and analysis for the quarter ended March 31, 2026 under the heading "Risk Management", in the other factors detailed in the Company's annual and interim financial statements and in the Company's other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively. Actual results may differ materially from those expressed, implied or forecasted in such forward-looking statements.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2026, Sun Life had total assets under management of $1.58 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars.

To contact Sun Life media relations, please email Media.Relations@sunlife.com.

To contact Sun Life investor relations, please email Investor_Relations@sunlife.com.